United States securities and exchange commission logo





                          June 10, 2024

       Abdullah Mansour
       Chief Financial Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Centre
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Registration
Statement on Form F-3
                                                            Filed June 3, 2024
                                                            File No. 333-279918

       Dear Abdullah Mansour:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Eric Victorson